February 4, 2010

Tim Buchmiller

Geoffrey Kruczek

Kaitlin Tillan

Andri Boerman

Mail stop 3030

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re: JinkoSolar Holding Co. Ltd.

Ladies and Gentlemen:

On behalf of JinkoSolar Holding Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 29, 2010 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We enclose herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) in connection with the proposed offering of ordinary shares, par value US$0.00002 per share, in the form of American depositary shares, of the Company. Amendment No. 2 has been filed today with the Commission via EDGAR under the Securities Act of 1933, as amended. For your ease of reference, the courtesy copies have been marked to show changes to the Company’s Registration Statement filed with the Commission on January 26, 2010. The changes have been made to reflect the Company’s responses and developments.

Prospectus Summary – The Offering

Ordinary shares outstanding immediately after this offering, page10

1.	We note the new disclosure on page 41 that you intend to grant certain of your officers and employees options to purchase 726,250 ordinary shares at exercise prices at 85% of the public offering price. Please also indicate that the number of ordinary shares outstanding after your offering excludes the shares underlying those options.

The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. The updated disclosure is set forth on page 10 of Amendment No. 2.

Recent Developments, page 81

2.	We note your new disclosures here:

•

Given your disclosure on page 84 regarding your belief as to the significant recovery in the demand for solar products since the third quarter of 2009, please expand to clarify how the results of operations and shipment numbers you mention compare to your results of operations and shipments during the fiscal quarter ended September 30, 2009; and

The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. The updated disclosure is set forth on page 81 of Amendment No. 2.

•

Given that you have provided projections of revenues and gross margins for the three months ended December 31, 2009, please also include projected net income (loss) and earnings (loss) per share. Refer to Item 10(b)(2) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the Registration Statement to include the estimated range of income from operations for the three months ended December 31, 2009. The updated disclosure is set forth on page 81 of Amendment No. 2.

The Company further respectfully submits that the inclusion of estimated net income (loss) and earnings (loss) per share for the three months ended December 31, 2009 is not necessary and appropriate for the following reasons:

(a)

The Company believes that information relating to the Company’s estimated revenues, gross profit and income from operations are the most meaningful indicators for investors to assess the Company’s operating performance. The calculation of net income (loss) and earnings (loss) per share include certain income statement items, notably change in the fair value of derivative liability, which do not relate directly to the Company’s operating performance. Change in the fair value of derivative liability depends upon, among other things, the Company’s equity valuation, the probability of the initial public offering, the Company’s ability to meet the revised earnings targets for 2009 and 2010 and other factors. Further, the derivative liability will be valued at zero at the time of the closing of the initial public offering and will not have any effect on the Company’s results of operations going forward. Accordingly, the Company believes that the information relating to the Company’s estimated revenues, gross profit and income from operations for the three months ended December 31, 2009 are the most meaningful indicators to the investors assessing the Company’s operating performance and are not misleading.

(b)	Because of timing constraints, it would be difficult for the Company to provide an estimate of net income (loss) and earnings (loss) per share prior to the target completion date of the initial public offering with any reasonable degree of reliability and accuracy, in particular, due to the complex nature of the evaluation of change in the fair value of derivative liability. Any estimates the Company is able to provide in relation to net income (loss) or earning (loss) per share could be subject to material and significant revisions, and accordingly could themselves be misleading to investors.

The Company also supplementally advises the Staff in relation to “Interest income / (expenses), net” and “Government subsidy income” as follows:

The Company recorded net interest expense of RMB10,266,100 for the three months ended September 30, 2009. The Company estimates that net interest expense for the three months ended December 31, 2009 was between approximately RMB10.6 million and RMB10.8 million, an increase of approximately 5.2% at the top of the range or 3.2% at the bottom of the range.

The Company recorded government subsidy income of RMB3,060,600 for the three months ended September 30, 2009. The Company estimates that government subsidy income for the three months ended December 31, 2009 was approximately RMB281,000. To reflect the quarterly decrease in government subsidy income and to explain the reasons for the variability in this item, the Company has revised the disclosure under the captions “Risk Factors – Our operating results may fluctuate from period to period in the future” on pages 36 through 37 of Amendment No. 2 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Selected Statement of Operations Items – Government Subsidy Income” on page 94 of Amendment No. 2.

Customers, Sales and Marketing, page 154

3.	We note the new bullet points added on page 157. Expand to provide investors with a better understanding of pricing terms of the contracts mentioned in the last five bullets. For example, expand on clarify whether the “fixed prices” you mention are currently above or below market price. Also clarify whether the terms of the agreement permit changes to the sales price, including the circumstances under which such renegotiation is permitted.

The Company respectfully advises the Staff that the fixed prices of the module sales contracts mentioned in the last five bullets on page 157 of the Registration Statement were determined based on the market prices for the comparable products prevailing at the respective contract dates. The Registration Statement has been revised in response to the Staff’s comment and the updated disclosure is set forth on page 158 of Amendment No. 2.

In addition, the Company respectfully advises the Staff that of the five contracts, only one contract allows the price to be renegotiated. The Company believes that the term “fixed price” is sufficiently clear to investors that the relevant price referred to is fixed and not subject to renegotiation unless otherwise disclosed.

Compensation of Directors and Executive Officers, page 170

4.	We note the “estimates” added to your disclosure in response to prior comment 4. Please clarify why you do not know the amount of compensation you paid to your officers and directors for the year ended December 31, 2009.

The Company respectfully advises the Staff that the Registration Statement has been revised to provide the actual amounts of compensation to the executive officers and directors of the Company. The updated disclosure is set forth on page 172 of Amendment No. 2.

Principal Shareholders, page 173

5.	We note your response to prior comment 5. While the trustee may determine the timing, amount and allocation of any distributions from the trust, as you state in your response, it appears that the beneficiaries of the trusts are entitled to receive those distributions once made. Therefore, it also appears that such beneficiaries have the power to receive the economic benefit of ownership of your securities and those beneficiaries should be identified as beneficial owners of your securities. Please revise or advise.

The Company respectfully advises the Staff that the beneficiaries under the trusts have been disclosed as beneficial owners in respect of the ordinary shares subject to the trusts. The updated disclosure is set forth on pages 175 through 176 in Amendment No. 2.

Related Party Transactions, page 176

Share Incentives, page 182

6.	We note the new disclosures on pages 41 and 93 regarding options you intend to grant to your affiliates with exercise prices at 85% of the public offering price. Please identify each affiliate who will receive those options and the number of options each affiliate will receive.

The Company respectfully advises the Staff that none of the officers and employees of the Company whom the Company has agreed to grant options to purchase the ordinary shares of the Company at 85% of the initial public offering price is an affiliate of the Company. Therefore, the Company does not believe it is necessary to disclose the identities of the recipients or to identify such transactions as related party transactions.

Note 27. Pro Forma Balance Sheet and Earnings Per Share for Conversion of Preferred Shares. page F-35

7.	We note you presented the proforma financial information to reflect that an automatic conversion of the redeemable convertible preferred shares would occur upon the closing of a Qualified IPO or at the election of the holders of at least 67% of the outstanding Preferred Share. If that is the case then please explain to us why the derivative liability associated with the redeemable convertible preferred shares is still presented on the proforma balance sheet. This comment also applies to Note 21 on Page F-82.

The Company respectfully advises the Staff that upon further consideration, the Company has revised the unaudited pro forma balance sheet to exclude the derivative liabilities related to the 2009 and 2010 performance adjustment features. Upon the closing of the initial public offering before April 30, 2010, those derivative liabilities will be eliminated because the founders will no longer be required to transfer ordinary shares to holders of series B preferred shares, even if the 2009 and 2010 performance targets are not achieved. Accordingly, the Company believes that the elimination of the derivative liabilities is both factually supportable and directly attributable to the closing of the initial public offering. Please refer to pages F-4, F-5, F-56 and F-57 for the revised pro forma balance sheets and to Note 27 on page F-54 and Note 21 on pages F-82 and F-83 for revisions to the related footnotes.

The Company also considered the guidance in the Commission’s Financial Reporting Manual section 3230.4 and determined that the effect of the elimination of the derivative liabilities on the income statement should not be reflected in the pro forma EPS presentation on pages F-54 and F-83, given that the effect of the elimination is nonrecurring and will be included in the income of the Company immediately upon consummation of the initial public offering i.e., within the 12 months following the transaction.

Exhibits

8.	It is our understanding that you have requested confidential treatment for portions of Exhibits 10.48 and 10.51 – 10.54 to your filing. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of your registration statements.

The Staff’s comment is duly noted. The Company will work with the Staff to resolve all comments regarding its request for confidential treatment before requesting effectiveness of its registration statement.

Exhibits 5.1

9.	With reference to the assumptions that appear in clauses (a) and (b) of the first paragraph on page 2, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers’ certificate. Please revise. Also, the assumption in clause (c) through (e) inappropriately assume conclusions of law that are necessary for the ultimate legal conclusion. Please file a revised opinion.

The Company’s Cayman Islands counsel Conyers Dill & Pearman respectfully advises the Staff that in reaching the conclusions set forth below regarding its legal opinion, the counsel would like to make reference to the following authoritative publications of the American Bar Association: The TriBar Opinion Committee, Third Party “Closing” Opinions, 53 Bus. Law. 591, 615 (1998), Committee on Legal Opinions, Legal Opinion Principles, 53 Bus. Law. 831, 832 (1998), and Task Force on Securities Law Opinions, Legal Opinions in SEC Filings, 59 Bus. Law. 1505, 1507 (2004).

In clause (a), the counsel assumes, among others, the genuineness and authenticity of all signatures and the conformity of all copies examined by the counsel and the authenticity and completeness of the originals from which such copies were taken. In giving legal opinions, it is customary to assume such matters as the legal capacity of individuals, that copies of documents furnished conform to the originals and that the original documents furnished are authentic and that the signatures on executed documents are genuine. See The TriBar Opinion Committee, Third Party “Closing” Opinions, 53 Bus. Law. 591, 615 (1998). Therefore, such counsel believes that the assumption in clause (a) is appropriate.

The assumption in clause (d) is appropriate because “[a]n opinion letter covers only law that a lawyer in the jurisdiction(s) whose law is being covered by the opinion letter exercising customary professional diligence would reasonably be expected to recognize as being applicable to the entity, transaction or agreement to which the opinion letter relates.” Committee on Legal Opinions, Legal Opinion Principles, 53 Bus. Law. 831, 832 (1998). Conyers Dills & Pearman is the Company’s counsel on the laws of Cayman Islands and its opinion covers only the laws of Cayman Islands. Therefore, such counsel believes that it is appropriate to make the assumption in clause (d).

The assumption in clause (e) is appropriate because this is an assumption of matters that structurally cannot be completed before effectiveness of the registration statement. See Task Force on Securities Law Opinions, Legal Opinions in SEC Filings, 59 Bus. Law. 1505, 1507 (2004).

The Staff’s comment in relation to the assumptions in clauses (b) and (c) are duly noted, and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 2.

10.	Given that counsel’s opinion is “limited to and is given on the basis of the current law and practice,” please file an updated opinion on the date you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

The Company’s Cayman counsel Conyers Dill & Pearman respectfully advises the Staff that the statement “limited to and is given on the basis of the current law and practice,” is purely a reference to the current law in force in the Cayman Islands and is not date-restrictive. A revised legal opinion, as appropriate, will be issued in the event there are changes to the current law and practice in the Cayman Islands affecting the legal opinion after its issue prior to the proposed effective date.

11.	We note the first opinion that “[a]s at the Certificate Date, the Company is duly incorporated and validly existing under the laws of the Cayman Islands in good standing….” Given that the opinion is restricted to the Certificate Date, please obtain a good standing certificate that is as close as reasonably practicable to the date you intend your registration statement to be declared effective. We also note that the opinion restricts the definition of good standing. Please remove those restrictions.

The Staff’s comment is duly noted. The Company will procure a good standing certificate as close as reasonably practicable to the proposed effective date.

In addition, the Company’s Cayman counsel Conyers Dill & Pearman respectfully advises that the Staff that there is no legal definition of “good standing” in the Cayman Islands and such term when used in the opinion means that the Company has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fees or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of the Cayman Islands.

12.	Please tell us where in this exhibit counsel provides its opinion as to the Cayman Islands tax matters discussed in your prospectus. Your disclosure on page II-7 indicates that the opinion provided in Exhibit 8.2 is contained in this exhibit, but it is unclear where that opinion is provided.

The Company respectfully advises the Staff to refer to the revised legal opinion incorporating the tax opinion as opinion paragraph 3 filed as Exhibit 5.1 to Amendment No. 2.

Exhibit 5.2

13.	With reference to the assumptions that appear in clauses (a) through (c) of the third paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers’ certificate. Please revise.

The Company’s PRC counsel Chen & Co. Law Firm respectfully advises the Staff that it has revised the opinion in response to the Staff’s comments to rely on an officer’s certificate to give opinions. The revised opinion has been filed as Exhibit 5.2 to Amendment No. 2.

14.	Given the date restriction in clause (b) of the first full paragraph on page 2, please file an updated opinion on the date on which you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

The Company’s PRC counsel Chen & Co. Law Firm respectfully advises the Staff that the statement that “this Opinion is based on the PRC laws and regulations promulgated as of the date of this opinion and does not cover future laws or regulations or future official interpretations or implementations of the current laws and regulations” is purely a reference to the current law in force in the PRC and is not date-restrictive. A revised legal opinion, as appropriate, will be issued in the event there are changes to the current law and practice in the PRC affecting the legal opinion after its issue prior to the proposed effective date.

15.	Please ensure that the consent you file is complete. For example, the last paragraph of this exhibit does not address counsel being named on pages 44, 45, 71, 189, 235 and 236.

The Staff’s comment is duly noted and the complete consent has been filed with the Amendment No. 2.

Exhibit 8.1

16.	With reference to the assumptions that appear in second sentence of the third paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers’ certificate. Please revise.

The Staff’s comment is duly noted and the opinion has been revised in response to the Staff’s comment. The revised opinion has been filed as Exhibit 8.1 to Amendment No. 2.

Exhibit 8.3

17.	Given the date restriction in the paragraph after the paragraph numbered 12, please file an updated opinion on the date on which you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

The Company’s Hong Kong counsel Baker & McKenzie LLP respectfully advises the Staff that the statement in the paragraph after the paragraph number 12 is purely a reference to the current law in force in Hong Kong. In the event there are changes to the current law in Hong Kong that take place prior to the effective date of the registration statement, a revised legal opinion, as appropriate, will be issued.

18.	Investors are entitled to rely on counsel’s opinion. Please have counsel revise the last paragraph on page 3 accordingly and file that revised opinion as an exhibit.

The Company’s Hong Kong counsel Baker & McKenzie LLP respectfully advises the Staff that the opinion has been revised in response to the Staff’s comment. The revised opinion has been filed as Exhibit 8.3 to Amendment No. 2.

19.	Please tell us why the last two sentences of paragraph 10 are not included in your prospectus.

The Company has revised the Registration Statement to include the last two sentences of paragraph 10 of the opinion. The updated disclosure is set forth on page 225 of Amendment No. 2.

20.	Please include counsel’s consent to the use of and the filing of the opinion as an exhibit, and to the reference to its names in your document.

The Company’s Hong Kong counsel Baker & McKenzie LLP respectfully advises the Staff that the counsel’s consent has been included in the revised opinion filed as Exhibit 8.3 to Amendment No. 2.

Exhibit 8.4

21.	Please include counsel’s consent to the use of its name on page 223.

The Company’s PRC counsel Chen & Co. Law Firm respectfully advises the Staff that the counsel’s consent has been included in the revised opinion filed as Exhibit 8.4 to Amendment No. 2.

22.	Given the date restriction in the third paragraph, please file an updated opinion on the date on which you expect this registration statement to be declared effective.

The Company’s PRC counsel Chen & Co. Law Firm respectfully advises the Staff that the statement in the third paragraph is purely a reference to the current law in force in the PRC and is not date restrictive. A revised legal opinion, as appropriate, will be issued in the event there are changes to the current law and practice in the PRC affecting the legal opinion after its issuance prior to the completion of the initial public offering.

Exhibit 23.1

23.	Please file the currently-dated consent from the independent registered public accounting firm pursuant to Item 601(B)(23)(i) of Regulation S-K.

The Company and its independent registered public accounting firm had considered whether a new consent was required at the time of the filing of the amendment on January 26, 2010. At that time, the Company and its independent registered public accounting firm considered the guidance in the Commission’s Financial Reporting Manual section 4810.3, and noted that none of the conditions in that section that would require a new consent were met. The Company has obtained a new consent from its independent registered public accounting firm dated February 4, 2010 and filed that consent as Exhibit 23.1 to Amendment No. 2.

* * * * * * *

Please feel free to contact the undersigned at +8610 6535-3971 or +86139 1132-0778 with any comments or questions.

Yours sincerely,

/s/ Scott Clemens

Scott Clemens

Partner

+86 10 6535 3971

scott.clemens@bakernet.com

Enclosures

Cc:  Xiande Li, Chairman

       Kangping Chen, Chief Executive Officer

       JinkoSolar Holding Co., Ltd.

       Leiming Chen, Partner

       Simpson Thacher & Bartlett LLP

       Khiaw Ngoh Tan, Partner, Stella Zhou, Partner

       PricewaterhouseCoopers Zhong Tian CPAs Limited Company